EXHIBIT 99.1

POET Technologies and Lessengers Expand Partnership to Deliver 1.6T 2×DR4 Optical Transceivers for AI Network Connectivity

SAN JOSE, Calif., March 17, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in integrated photonics solutions for artificial intelligence networks, and Lessengers, a developer of advanced optical connectivity technologies, today announced the joint development of a 1.6T 2×DR4 optical transceiver module designed for next-generation AI clusters and hyperscale data center networks.

The effort combines POET’s highly integrated optical engines, built on its Optical Interposer™ platform, with Lessengers’ Direct Optical Wiring (DOW) technology, creating a scalable architecture for high-density optical interconnects required by emerging AI infrastructure. The 1.6T 2×DR4 transceiver will utilize POET’s optical engines to integrate lasers, modulators, photodiodes, and passive optical components on a compact photonic platform. Lessengers’ DOW technology provides a flexible optical wiring approach that enables efficient optical routing between photonic devices and fiber interfaces, helping simplify packaging while supporting high-bandwidth optical connectivity.

Samples of the 1.6T 2×DR4 transceiver module are targeted for availability in Q2 2026, aligning with the anticipated industry transition toward higher bandwidth optical links for AI-driven data center networks.

“AI infrastructure is driving rapid increases in optical bandwidth requirements,” said Raju Kankipati, POET’s Chief Revenue Officer. “By combining POET’s Optical Interposer-based optical engines with Lessengers’ innovative Direct Optical Wiring technology, we are developing an efficient path toward 1.6T 2×DR4 transceiver modules that can meet the performance, scalability, and integration requirements of next-generation data center architectures.”

“Lessengers’ Direct Optical Wiring (DOW) technology was developed to simplify optical connectivity while enabling scalable high-speed optical interconnects,” said Taeyong Kim, Chief Marketing Officer at Lessengers. “Integrating our DOW technology with POET’s Optical Interposer platform brings together complementary innovations that support the development of compact, high-performance 1.6T optical modules for hyperscale and AI networking environments.”

Both companies will showcase their technologies at the 2026 OFC Conference and Exhibition, taking place March 16–19 at the Los Angeles Convention Center.

Attendees are invited to visit:

  POET Technologies – Booth 339
  Lessengers – Booth 415

to learn more about the companies’ technologies and their work toward next-generation optical interconnect solutions.

The market forecast for 1.6T DR8 is more than 125 million units over the next five years (2027-2031), according to a LightCounting report. Both DR8 and 2xDR4 address the same market, with the only difference being the type of optical connector used.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About Lessengers
Lessengers is an innovative optical solution provider, powered by its patent DOW technology, which enables cost effective direct optical coupling without the use of lens optics. This provides the most suitable solution for data center applications such as 800G/1.6T optical transceivers, active optical cables (AOCs), on-board, near packaged, or co-packaged optics.

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